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                            July 28, 2023

       James Green
       Chief Executive Officer
       Harvard Bioscience, Inc.
       84 October Hill Road
       Holliston, MA 01746-1371

                                                        Re: Harvard Bioscience,
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 5, 2023
                                                            File No. 001-33957

       Dear James Green:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 5, 2023

       Pay versus Performance, page 25

   1. Refer to the pay versus performance table. We note that the amounts listed for 2021 and
                                                        2022 in column (b) are
not the same as the amounts listed for those years in the PEO
                                                        "TOTAL" column of the
Summary Compensation Table on page 20. Similarly, the
                                                        average of the non-PEO
NEO amounts reported in column (d) do not appear to be
                                                        consistent with the
amounts reported in the "TOTAL" column of the Summary
                                                        Compensation Table for
the non-PEO NEOs. Please ensure that you have entered the
                                                        correct Summary
Compensation Table amounts in your pay versus performance tables pursuant to Regulation
S-K Item 402(v) and that the calculation of compensation actually paid and your
relationship disclosures reflect the appropriate calculations.
              Please contact Cheryl Brown at 202-551-3905 or Amanda Ravitz at 202-551-3412 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Disclosure Review Program